Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of (i) our report dated July 11, 2012, with respect to the combined financial statements of Delek Logistics Partners, LP Predecessor, (ii) our report dated July 11, 2012, with respect to the combined financial statements of the Contributed Lion Oil Assets, a predecessor entity of Delek Logistics Partners, LP, (iii) our report dated July 11, 2012, with respect to the statements of operations and cash flows of Paline Pipeline Company, LLC, a predecessor entity of Delek Logistics Partners, LP, and (iv) our report dated July 11, 2012, with respect to the balance sheet of Delek Logistics Partners, LP, included in the Registration Statement (Form S-1 No. 333-182631) and the related Prospectus of Delek Logistics Partners, LP.

/s/ Ernst & Young LLP

Nashville, Tennessee

September 21, 2012